INVESTMENT MANAGEMENT
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(d)(1)(i)

March 1, 2022

Voya Mutual Funds

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258

Ladies and Gentlemen:

By this letter dated March 1, 2022, we have agreed to waive the management fee payable to us under the Investment Management Agreement, dated November 18, 2014, as amended and restated on May 1, 2015, between Voya Investments, LLC and Voya Mutual Funds ("VMF") (the "Agreement"), with respect to Class P shares of Voya Global Bond Fund, Voya Multi-Manager Emerging Markets Equity Fund, Voya Multi-Manager International Equity Fund, and Voya Multi-Manager International Factors Fund (collectively, the "Funds"), each a series of VMF. Such waiver will be in an amount equal to the management fees allocated to, and otherwise payable by, the Class P shares of the Funds, thereby reducing the post-waiver fee rate payable by the Class P shares to 0.00%.

By this letter, we agree to waive the management fee for the period from March 1, 2022 through March 1, 2023.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of VMF.

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March 1, 2022

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Very sincerely,

By: /s/ Todd Modic

Todd Modic

Senior Vice President

Voya Investments, LLC

Agreed and Accepted: Voya Mutual Funds (on behalf of the Funds)

By: /s/ Kimberly A. Anderson

Kimberly A. Anderson

Senior Vice President